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                         Law Office of Jennifer A. Post
                       9595 Wilshire Boulevard, Suite 700
                         Beverly Hills, California 90212


                                   May 1, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Brian R. Cascio, Accounting Branch Chief

         RE:      AETHLON MEDICAL, INC.
                  ANNUAL REPORT ON FORM 10-KSB
                  FOR THE FISCAL YEAR ENDED MARCH 31, 2008
                  FILE NO. 0-21856

Dear Mr. Cascio:

         As counsel to Aethlon Medical, Inc., a Nevada corporation (the "Company"), I am submitting the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("Commission") to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008 (the "10K") contained in your letter to Mr. James A. Joyce of the Company, dated March 5, 2009 (the "March 5 Letter"). Please note that, as per my client's discussions with the Staff, an extension of time to respond to the March 5 Letter was granted to April 30, 2009.

         For convenience of reference, each Staff comment contained in the March 5 Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the March 5 Letter, and is followed by the corresponding response of the Company.

ITEM 8A. CONTROLS AND PROCEDURES, PAGE 35.

1. WE NOTE YOUR DISCLOSURE IN ITEM 8.A. ON PAGE 35 THAT "OUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE IN TIMELY ALERTING MANAGEMENT TO THE MATERIAL INFORMATION RELATED TO US (OR OUR CONSOLIDATED SUBSIDIARIES) REQUIRED TO BE INCLUDED IN OUR PERIODIC FILINGS WITH THE SEC." THE LANGUAGE THAT IS CURRENTLY INCLUDED AFTER THE WORD "EFFECTIVE" IN YOUR DISCLOSURE APPEARS TO BE SUPERFLUOUS, SINCE THE MEANING OF "DISCLOSURE CONTROLS AND PROCEDURES" IS ESTABLISHED BY RULE 13A-15(E) OF THE EXCHANGE ACT. PLEASE REMOVE THE LANGUAGE IN YOUR FUTURE FILINGS OR REVISE THE DISCLOSURE SO THAT THE LANGUAGE THAT APPEARS AFTER THE WORD "EFFECTIVE" IS SUBSTANTIALLY SIMILAR IN ALL MATERIAL RESPECTS TO THE LANGUAGE THAT APPEARS IN THE ENTIRE TWO-SENTENCE DEFINITION OF "DISCLOSURE CONTROLS AND PROCEDURES" SET FORTH IN RULE 13A-15(E).

         RESPONSE: The Company acknowledges that the additional language is superfluous when compared to the language and requirements of Rule 13a-15(e). Accordingly, the Company will correct the language in future filings to conform to the Rule.


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May 1, 2009
Page 2


EXHIBIT 31.1

2. WE NOTE THAT YOU OMITTED A PORTION OF THE INTRODUCTORY LANGUAGE IN PARAGRAPH 4 OF ITEM 601(B)(310 OF REGULATION S-B AND THAT YOU OMITTED PARAGRAPH 4(B) OF
ITEM 601(B)(31) OF REGULATION S-B, BOTH OF WHICH REFER TO INTERNAL CONTROLS OVER FINANCIAL REPORTING. PLEASE FILE AN AMENDMENT TO THE FORM 10-KSB TO INCLUDE CERTIFICATIONS THAT INCLUDE THE REQUIRED PARAGRAPHS. YOU MAY FILE ABBREVIATED AMENDMENTS TO THESE DOCUMENTS THAT INCLUDE A COVER PAGE, EXPLANATORY NOTE, SIGNATURE PAGE AND PARAGRAPHS 1, 2, 4 AND 5 OF THE CERTIFICATION.

         RESPONSE: The Company states that the omissions were an oversight. Filed herewith is the abbreviated amendment to the 10K to include the revised Certification that conforms with Item 601(b)(31) of Regulation S-K (formally under Regulation S-B).

         If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 310-300-0887.

                                                     Very truly yours,

                                                     /S/ JENNIFER A. POST
                                                     --------------------
                                                     Jennifer A. Post, Esq.


cc:      James A. Joyce, Aethlon Medical, Inc.